Contact

www.linkedin.com/in/ashwani-dutt-02959951 (LinkedIn)

Top Skills

International Relations
Management
international trade development

Languages

Hindi (Full Professional)
English (Full Professional)
Arebic (Elementary)
German (Elementary)
Punjabi

Ashwani Dutt

VP Operations
Panipat, Haryana, India

Experience

Tradefox

Vice President Operations (Central Asia)
September 2011 - Present (11 years 8 months)
India

Easy Travel India

Owner
January 1996 - Present (27 years 4 months)

DY Indus

Partner
January 2005 - January 2012 (7 years 1 month)

A. N. Prakash Construction Project Management Consultants Pvt. Ltd

Partner
July 1988 - April 1996 (7 years 10 months)

During my time with the company I was in charge of project management and procurement of new government contracts. In addition, I managed a work force of over 400 employees constructing government building, roads and pipelines for water and sewage.

Education

Panipat

Bachelor of Commerce (B.Com.) · (1984 - 1988)

I B School Panipat

High School · (1979 - 1981)